United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

CVRD announces forward-stock split
Signatures

CVRD announces forward-stock split
Rio de Janeiro, August 30, 2007 – Companhia Vale do Rio Doce (CVRD) announces that the forward-stock split proposal was approved at the Extraordinary General Shareholders’ Meeting, which took place today. After giving effect to the stock split, CVRD’s capital will be composed of 4,919,314,116 shares, 2,999,797,716 common shares and 1,919,516,400 preferred class “A” shares, including 12 golden shares.
On September 3, 2007, each of the Company shares traded in the São Paulo Stock Exchange (Bovespa) will be split into two shares. Hence, each current share, both common (VALE3) and preferred (VALE5) will be represented by two shares post-split. On September 6, 2007, the distribution of the new shares will take place, in the proportion of one additional share issued per each existing share, for the shareholders on record as of August 31, 2007 (record date in Brazil).
On September 13, 2007, each of the Company’s American Depositary Receipts (ADR) representing common shares (RIO) or preferred shares (RIOPR) listed on the New York Stock Exchange (NYSE) will also be split. Furthermore, also on September 13, the distribution of new ADRs, in the proportion of one additional ADR issued per existing ADR, will be finalized, for ADR holders of record as of September 5, 2007 (record date in the US). As a consequence, the ratio of one ADR to one underlying common or preferred share will be maintained.
The new shares issued due to the split will be of the same type and class as the original shares and will have the same political and economic rights. This includes but it is not limited to the right to receive the second installment of the dividend distribution for 2007, if approved by the Board of Directors on its meeting of October 18, 2007.
Due to operational reasons, from September 3 through September 12, 2007, the CVRD shares listed on the Bovespa will be traded post-split whereas the ADRs listed on the NYSE will be traded pre-split. Post-split trading on the NYSE will start on September 13, 2007.
JP Morgan, the depositary bank of our ADRs, will not execute issuances and/or cancellations of ADRs between September 3 and 17, 2007. However, the trading of CVRD’s ADRs on the NYSE will occur normally.
The notes due 2010, series RIO and RIO P, mandatorily convertible into CVRD ADRs will have their conversion rates adjusted to reflect the share split.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcus Thieme: marcus.thieme@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Patricia Calazans: patricia.calazans@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: August 30th, 2007	By:	/s/ Roberto Castello Branco Roberto Castello Branco
Director of Investor Relations